MICHAEL A. LITTMAN
                        Attorney at Law 7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * Fax (303) 431-1567
                                malattyco@aol.com



                                  March 2, 2015

Securities and Exchange Commission
Attn: John Dana Brown
Division of Corporation Finance Mail Stop 3561
Washington, D.C. 20549

Re:      Safe Lane Systems, Inc.
         Amendment No. 2 to Registration Statement on Form S-1
         Filed February 5, 2015
         File No. 333-198435

Dear Mr. Brown:

         We received your comment letter to Amendment No. 2, therefore, we are submitting this letter in response. Amendment No. 3 to the Registration Statement has been filed on the EDGAR system in which we have made edits in response to comments 1-4.

OUR COMPANY, PAGE 4
-------------------

         1. Please revise the sixth paragraph to clarify when the note is due and payable, i.e. March 31, 2015. We also note your disclosure in the Future Milestones section on page 39 that if the company is unable to refinance or pay off the note to Superior Traffic Controls, Inc., it is highly probable that the company will have to cease operations. Please revise this paragraph or your risk factor on page 18 to provide comparable disclosure.

Answer:   We have added language to the paragraphs as requested.

Description of Property, page 43
--------------------------------

         2. We note your response to our prior comment 7. Please revise to state whether you currently have a distribution agreement with www.viz-con.com and www.traffixdevices.com. If you do, please disclose the material terms in your Description of Business. In addition, please file your distribution agreements as exhibits to your next amendment or please tell us why this is not required.

Answer: We have included additional language on page 41 under Description of Property.

PLAN OF DISTRIBUTION, PAGE 28
-----------------------------

         3. Please revise to also state that Superior Traffic Control, Inc. may be deemed an underwriter in the distribution of your shares to Superior Traffic Control, Inc. shareholders.

Answer:  Please see the language added on page 26.

PLAN OF OPERATIONS, PAGE 43
---------------------------

         4. Please refer to the budget summary table on page 45 which details a funding estimate for 2015 of $1,000,000 and the two budget and expense tables totaling $1,000,000 each on page 46. We note that these tables do not appear to include the $250,000 necessary to pay off the note held by Superior Traffic Controls, Inc. Please revise these tables as necessary to include this amount. In addition, you refer throughout the prospectus to a capital need for $1,000,000 and the need to raise an additional $1,000,000 to implement your business plan. If that figure does not include the capital needed to repay the note, please revise accordingly.

Answer: We have revised the budge tables and have amended the figure to reflect $1,250,000 throughout the document.


We hope these amendments meet with your approval.

Sincerely,

/s/ Michael A. Littman
Michael A. Littman